September 27, 2018

William Blair Investment Management, LLC

(formerly, William Blair & Company, L.L.C.)

Attention: Heather Gardner, CIMA

150 North Riverside Plaza

Chicago, IL 60606

Re: Amendment to Schedule B

Dear Ms. Gardner:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated January 31, 2002, as amended on March 26, 2003, December 2, 2004, April 18, 2005 and June 5, 2012 (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B effective October 1, 2018.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Marie Chandoha

Name:	Marie Chandoha
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

William Blair Investment Management, LLC

By:	/s/ Robert Duwa
Name:	Robert Duwa
Title:	Partner

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the applicable fee percentage payable to Sub-Adviser under any other advisory or sub-advisory agreement for comparable investment advisory services to mutual funds that have substantially the same investment policies and objectives (each a “Third Party Percentage”). If at any time, the Company Percentage is greater than any Third Party Percentage, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule. Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

47 Basis Points on the first $250 million.

30 Basis Points above $250 million.

Provided however, if at any time the Net Asset Value of the Managed Assets falls below $250 million for a period of 90 days, the Company Percentage shall be: 55 Basis Points on the first $150 million, 40 Basis Points on the next $100 million, 35 Basis Points on the next $50 million and 30 Basis Points above $300 million. However, if at any time after such drop, the Net Asset Value of the Managed Assets again exceeds $250 million for a period of 90 days the Company Percentage shall revert to the Schedule set forth above.

Effective Date of this Schedule B: October 1, 2018